                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

For the purposes of greater clarity in the presentation of Telecom Italia Media SpA and Group performance figures for 2004, key earnings and operations data, down to operating income level, are presented with comparisons to figures for FY 2003, having taken into account the Seat Pagine Gialle SpA demerger, effective as of August 1, 2003, and changes in the consolidation area for the periods under comparison.

General Shareholders’ Meeting

TELECOM ITALIA MEDIA: 2004 ANNUAL REPORT APPROVED AND BOARD OF DIRECTORS APPOINTED

Rozzano, April 4, 2005 - The General Shareholders’ Meeting of Telecom Italia Media (Telecom Italia Group) met earlier today in Rozzano in ordinary session, chaired by Riccardo Perissich.

The Shareholders analyzed and approved the annual accounts for 2004, presented by CEO Enrico Parazzini.

Consolidated revenues amounted to Euro 596.6 million (+14.6% compared to 2003). The main contributors to this result were the Internet Business Unit, which achieved a growth in revenues amounting to 20.6% and the Television Business Unit, whose revenues grew by 22.4%. Gross operating profit amounted to Euro 24.4 million, with an increase of Euro 26.9 million, on equivalent terms, compared to FY 2003 (Euro -2.5 million). Operating loss improved by 22.1% on equivalent terms with respect to 2003, reaching Euro -88.7 million compared to Euro -113.9 million last year. At December 31, 2004, consolidated net financial debt of the Telecom Italia Media Group was Euro 169.5 million and shareholders’ equity amounted to Euro 327.2 million.

Telecom Italia Media SpA revenues for 2004 amounted to Euro 265.4 million (+19% compared to 2003). Gross operating profit amounted to Euro 38.1 million (+88.8% compared to the previous year). Operating loss for the year improved remarkably (+95.1%) compared to 2003: significantly decreasing to Euro 1.2 million (compared to a loss of Euro 25.1 million in 2003).

*****

With reference to the communication by Consob dated March 10, 2005, the main impacts of the adoption of IAS/IFRS standards on Telecom Italia Media’s 2004 consolidated financial statement are:

•

operating profit improvements of 23.2 euro million (from -88.7 euro million to 65.5 euro million) already net of the reclassification of Italian GAAP extraordinary expenses items admitted by IAS/IFRS;

•

net income improvement by 40.0 million euro (from -266.3 million euro to -226.3 million euro);

•

increase of net shareholder equity (Parent company share) by 34.2 million euro (from 314.4 million euro to 348.6 million euro);

•

increase of net financial debt of 1.2 million euro (from 169.5 million euro to 170.7 million euro).

*****

The Shareholders also appointed the new Board of Directors, whose mandate had expired, setting the number of Board members at thirteen, of whom eight independent directors, one more compared to the composition of the outgoing Board of Directors. The period of office of the Board of Directors was fixed at three years until the approval of the Financial Statements for 2007.

The Shareholders appointed the following Company Directors:

Riccardo Perissich

Enrico Parazzini

Carlo Bertazzo

Adriano De Maio

Candido Fois

Giulia Ligresti

Romano Marniga

Gianfranco Negri Clementi

Alessandro Ovi

Sergio Ristuccia

Paolo Roverato

Giovanni Sabbatucci

Mario Zanone Poma

The Shareholders’ Meeting also conferred the audit mandate for the 2005-2007 three-year period to Reconta Ernst & Young SpA.

*****

The Board of Directors, meeting at the end of the Shareholders’ Meeting, confirmed Riccardo Perissich in office as the Chairman of the Company, and Enrico Parazzini in that of Chief Executive Officer, giving them the necessary powers to carry out corporate operations.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Investor Relations

+39.06.5144.8424

www.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 4th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer